[Letterhead of Latham & WatkinsLLP]

January 19, 2010

VIA EDGAR, UPS AND FACSIMILE – (202) 772-9205

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Kathleen Krebs, Special Counsel
Jay Knight, Staff Attorney
Kyle Moffatt, Account Branch Chief
Sharon Virga, Staff Accountant

Re:	Calix Networks, Inc.
Registration Statement on Form S-1 (Registration No. 333-163252)

Ladies and Gentlemen:

On behalf of Calix Networks, Inc. (the “Company” or “Calix”), we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2009 (the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 2, three of which have been marked to show changes from the prior filing of the Registration Statement.

In connection with our submission of this letter and the supplementally provided Memorandum of Response (the “Memorandum of Response”), we are respectfully requesting confidential treatment for the Memorandum of Response pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §§ 200.83. The Memorandum of Response is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in the Memorandum of Response.

Amendment No. 2 has been revised to reflect the Company’s responses to the comments received by facsimile on January 8, 2010 from the staff of the Commission (the “Staff”). For ease of review, we

January 19, 2010

LATHAM & WATKINSLLP

have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value, page 42

1.	We note your response to comment nine from our letter dated December 17, 2009. We may have further comments after we review your discussion of the reasons for any variance between your common stock valuation and the expected initial public offering price.

Response: Please see the Memorandum of Response to the Staff’s comment, which the Company has supplementally provided to the Staff.

Results of Operations, page 48

Liquidity and Capital Resources, page 55

2.	We note your response to comment 13 in our letter dated December 17, 2009 pertaining to the company’s liquidity disclosure. In this regard, you supplementally advised us that based on the company’s current operating plan, not taking into account the expected proceeds from the initial public offering, you believe that your existing cash, cash equivalents, marketable securities and existing amounts under the revolving line will be sufficient to meet your anticipated cash needs for at least the next twelve months. Please further revise your liquidity disclosure in the prospectus to include this statement.

Response: The Company has revised the disclosure on page 58 in response to the Staff’s comments.

Director Compensation Table, page 88

3.	In your next amendment, please update your director and executive compensation disclosure to disclose the information required by Item 402 of Regulation S-K for the recently completed fiscal year, December 31, 2009.

Response: The Company has revised the disclosure on pages 88-115 in response to the Staff’s comments.

Executive Compensation, page 90

Compensation Discussion and Analysis, page 90

Competitive Market Review, page 92

4.	We note your response to comment 17 in our letter dated December 17, 2009. Please further revise to identify the companies that comprise the Cash Compensation Peer Group.

Response: The Company has revised the disclosure on pages 91-96 in response to the Staff’s comments. The disclosure now clarifies that the data used by the compensation committee for evaluating cash, as well as equity, compensation for 2009 compensation decisions was contained

January 19, 2010

LATHAM & WATKINSLLP

in third-party surveys prepared by Compensia, Inc. and Radford. The surveys compiled executive compensation data and reported such data on an aggregate basis. The Company respectfully advises the Staff that the identities of the companies that participated in the third-party surveys reviewed by the compensation committee in making compensation decisions for 2009 were not provided to the compensation committee.

Audited Financial Statements

Revenue Recognition, page F-9

5.	We note your response to comment 22 from our letter dated December 17, 2009. Please revise your disclosure to incorporate your response related to the customer arrangements with extended payment terms which are generally considered not to be fixed or determinable. Include in your disclosure why these arrangements are generally considered not to be fixed or determinable. As previously requested, quantify the amounts that have been deferred for each type of arrangement. We note your disclosure on page 38.

Response: The Company has revised the disclosure on page F-10 in response to the Staff’s comments.

The Company respectfully advises the Staff that with respect to product revenue, the Company has disclosed on pages F-9 and F-10 the nature of the product revenue arrangements including the nature of deferred product revenue. The Company believes that potential investors reviewing the Company’s financial statements are most concerned about the timing of the recognition of deferred revenue and the Company discloses on the face of the balance sheet the dollar amounts of the current and long term deferred revenue. Further breakdown of product deferred revenue into dollar amounts of each of the components such as partially shipped orders, United States Department of Agriculture’s Rural Utility Service contracts and other contingent arrangements is not required by U.S. generally accepted accounting principles and would not, in the Company’s opinion, enhance the information already provided to potential investors reviewing the Company’s financial statements. Whether an arrangement is partially shipped or subject to a contingency would not provide a potential investor with any additional information as to the timing of revenue recognition, which the Company believes is the key focus of a potential investor.

The Company supplementally advises the Staff that service revenue comprises an insignificant portion of total revenue and the Company does not separately breakdown product and services revenues as the amount of service revenue would not be significant to potential investors reviewing the Company’s financial statements. The Company does not believe that the services component of deferred revenue is material or significant to a potential investor reviewing the Company’s financial statements and believes that no disclosure of the service component of deferred revenue is required.

In addition, the Company respectfully advises the Staff that the Company has reviewed the filings of other registrants in similar industries and noted that the deferred revenue disclosures provide a breakdown of the services and product components of deferred revenue only to the extent the services component of revenue is material and disclosed on the face of the income statement. In addition, the Company notes that the deferred product revenue disclosures provide only a description of the types of revenue arrangements resulting in deferred product revenue and not a breakdown of the dollar amounts of each component. The Company has described the types of

January 19, 2010

LATHAM & WATKINSLLP

revenue arrangements that result in deferred product revenue on page F-9. Accordingly, the Company believes that providing further breakdown of the dollar amounts of deferred product revenue would put the Company at a competitive disadvantage since this information is not provided by other registrants. In addition, the information could potentially be confusing to potential investors reviewing the Company’s financial statements, since including a breakdown of dollar amounts of deferred product revenue would not be comparable to disclosure provided by other registrants and would not provide meaningful information as to the timing of the deferred revenue recognition, which the Company believes is most important to potential investors reviewing the Company’s financial statements.

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January 19, 2010

LATHAM & WATKINSLLP

Please do not hesitate to contact me by telephone at (650) 463-3067 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen
Patrick A. Pohlen of LATHAM & WATKINS LLP

Enclosures

cc:	Carl Russo, Calix Networks, Inc.
Kelyn Brannon-Ahn, Calix Networks, Inc.
Michael J. Torosian, Esq., Latham & Watkins LLP
Connie Y. Chen, Esq., Latham & Watkins LLP
Mark P. Tanoury, Esq., Cooley Godward Kronish LLP
John T. McKenna, Esq., Cooley Godward Kronish LLP